Free Writing Prospectus

Supplementing the Preliminary Prospectus Supplement, dated May 13, 2025

Filed pursuant to Rule 433

Registration Statement No. 333-274620

May 13, 2025

8,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of
8.25% Fixed-Rate Series B Non-Cumulative Perpetual Preferred Stock

Term Sheet

Issuer:	First Busey Corporation (the “Company”)

Security[1]:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 8.25% Fixed-Rate Series B Non-Cumulative Perpetual Preferred Stock, $0.001 par value (“Series B preferred stock”)

Overallotment Option:	The underwriters have the option to purchase up to an additional $30,000,000 (1,200,000 Depositary Shares) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Aggregate Liquidation Amount:	$200,000,000 (8,000,000 Depositary Shares)

Expected Rating:

BBB- by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$1,000 per share of Series B preferred stock (equivalent to $25 per depositary share)

Dividend Payment Dates:	If declared, dividends will accrue and be payable, quarterly in arrears, on March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2025.

Dividend Rate (Non-cumulative):	If declared, dividends will accrue and be payable, quarterly in arrears at a rate of 8.25% per annum, on March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2025, except in each case where such day is not a business day.

Day Count Convention	360-day year of twelve 30-day months.

1 Neither the Depositary Shares nor the Series B preferred stock is a savings account, deposit or other obligation of any of the Company’s bank or non-bank subsidiaries, and neither is insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Term:	Perpetual

Trade Date:	May 13, 2025

Settlement Date:	May 20, 2025 (T + 5)

Optional Redemption:	The Company may redeem the Series B preferred stock at our option, subject to regulatory approval, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after June 1, 2030 or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event. If the Company redeems the Series B preferred stock, the depository shall redeem a proportionate number of Depositary Shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Series B preferred stock)

Underwriting Discount and Commission:	$0.7875 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$193,700,000

Use of Proceeds:	The Company intends to use the net proceeds of this offering of Depositary Shares to redeem its 5.25% fixed-to-floating rate subordinated notes due 2030 and for general corporate purposes.

Joint Book-Running Managers: Co-Manager:	Piper Sandler & Co. Morgan Stanley & Co. LLC Keefe, Bruyette & Woods, Inc. Janney Montgomery Scott LLC
Depositary, Transfer Agent and Registrar:

Computershare Trust Company, N.A. will be the transfer agent and registrar for the Series B preferred stock and the Depositary Shares, and Computershare Inc. and Computershare Trust Company, N.A., acting together, will be the depository

Listing:	The Company intends to apply to list the Depositary Shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BUSEP”. If the application is approved, trading of the Depositary Shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the Depositary Shares.

CUSIP/ISIN for the Depositary Shares:	319383 600 / US3193836000

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the 5th business day following the Trade Date indicated above (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day following the date of any contract for sale (such settlement cycle being referred to as “T+1”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to one business day before the Settlement Date will be required, by virtue of the fact that the Depositary Shares will settle in T+5, to specify alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisors in connection with that election.

The Company filed a “shelf” registration statement (File No. 333-274620) (including a base prospectus (the “Base Prospectus”)) on September 21, 2023 and the related preliminary prospectus supplement on May 13, 2025 (the “Preliminary Prospectus Supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Base Prospectus, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and the Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559.

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this pricing term sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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